UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Contacts for TAM S.A.

Marco Bologna (President TAM S.A.)

Líbano Miranda Barroso (Investor Relation
Director TAM S.A.)

Jorge Bonduki Helito (Investor Relations
Manager)

Marcus Vinicius Rojo Rodrigues (Investor
Relations)

Suzana Michelin Ramos (Investor Relations)
Tel.: +55 11 5582 9715
Fax: +55 11 5582 8149
invest@tam.com.br
www.tam.com.br/ir

Contacts for LAN Airlines S.A.

Investor Contacts:
Alejandro de la Fuente, CFO
Gisela Escobar, Director Investor Relations
Tel +562 565 8785
gisela.escobar@lan.com
investor.relations@lan.com

Press Contacts:
René Muga
Senior Vice President of Corporate Affairs
Tel +562 565 3878
rene.muga@lan.com

Eric Brielmann / Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

FOR IMMEDIATE RELEASE

LAN AND TAM ANNOUNCE INTENTION TO COMBINE

NEW LATIN AMERICAN AIRLINE GROUP WOULD BE AMONG THE LEADING AIRLINES IN THE WORLD

Seamless travel across Latin America and between Latin America and the world

Unparalleled cargo network

Continued commitment to current markets; new destinations to be added; employees would benefit from faster growth and increased job stability

LAN and TAM to continue to operate as distinct airlines and independent brands; Headquarters in Santiago and Sao Paulo to remain

US $400 million in annual expected synergies

SANTIAGO, CHILE and SAO PAULO, BRAZIL – August 13, 2010 – LAN Airlines S.A. (LAN) (NYSE: LFL/IPSA: LAN) and TAM S.A. (TAM) (BM&FBOVESPA: TAMM4/NYSE: TAM) today announced that they have entered into a non-binding MOU that outlines their intentions to combine their holdings under a single parent entity.  The combination would create a new Latin American airline group that would offer seamless passenger and cargo service across the continent and around the world.  The new group, to be known as LATAM Airlines Group, would include Lan Airlines and its affiliates in Peru, Argentina and Ecuador; Lan Cargo and its affiliates; TAM Lineas Aereas S.A.; TAM Mercosur and all other holdings of LAN and TAM.  The transaction is subject to both parties entering into a binding definitive agreement and satisfaction of conditions, including corporate and shareholder approvals and actions and regulatory approvals.

Each of the airlines in the group would continue to operate under their existing operating certificates and brands.  The carriers would work to build a comprehensive network of international passenger flights and cargo services throughout the region.  Growth enabled by the transaction would reach new destinations, create more opportunities for employees of both companies and more value creation for shareholders and would foster economic development and job growth in the home countries of the Group airlines and the countries they serve.

The all-stock transaction would consolidate the economic interests of LAN and TAM under a single parent entity while satisfying the foreign ownership and control requirements of each country where they operate.  In connection with the transaction, LAN Airlines S.A. would be renamed LATAM Airlines Group S.A. (LATAM) and would serve as a parent company that will align activities for all group holdings. TAM shareholders would be offered 0.90 shares of common stock of LATAM for each share of TAM.

LATAM would retain its listing in the Santiago stock exchange and its ADR listing in the New York Stock Exchange and plans to list its shares, via BDRs, in the Bovespa in Brazil.

Within the group, TAM would continue to operate as a Brazilian company with its own structure.  The current holdings of LAN Airlines S.A. would operate as an independent business unit within the group (and be referred to as LAN Airlines).  Each airline within the group would maintain its current headquarters and governance structure.

The controlling shareholders of LAN and TAM have agreed to a governance model to jointly manage strategic decisions relating to the alignment of the activities of LATAM group holdings.  Mauricio Rolim Amaro, currently Vice-chairman of the Board of Directors at TAM S.A., will serve as Chairman of Board of Directors of LATAM and Enrique Cueto, currently CEO of LAN, will serve as LATAM CEO.

Within the Group, Maria Claudia Amaro, currently Chairman of the Board of Directors of TAM, will serve as Chairman of TAM under the new structure.  Marco Bologna, currently President/CEO of TAM S.A. will serve as CEO of TAM.  Libano Barroso, currently president of TAM Lineas Aereas S.A., will remain in that capacity.  Ignacio Cueto, currently President/COO of LAN, will serve as CEO of LAN Airlines.

“This is the completion of the vision of our founder, Captain Rolim, who believed that in an open skies market, a large Latin American airline group would provide much more competitive services to our passengers and cargo customers” said Marco Bologna, CEO of TAM.  “Combining our strengths and complementary networks will bring great benefits to our customers, employees, shareholders and Latin America.  Together, LAN and TAM will be able to offer new destinations that neither company could have supported on its own.  This will position us to compete with the foreign carriers that continue to increase service to our region while creating new jobs in our home countries.”

Enrique Cueto, CEO of LAN Airlines said: “Today is a great day for LAN, our customers, our employees and our shareholders.  Together we have built LAN into a true leader in Latin America.  We have much to be proud of and much to be thankful for.  But as the industry consolidates, we cannot stand still.  Today we announced our intention to join forces with our friends at TAM, setting forth on a journey that will create one of the leading airline groups in the world.  We have great admiration and respect for our friends at TAM and have enjoyed many years of collaboration.  They share our passion for service, for integrity and our belief in the great potential of the Latin American market.  With this combination, we take two Latin American leaders and create a global leader that will make Latin Americans proud.”

The combined airline group would provide passenger services to more than 115 destinations in 23 countries while providing cargo services throughout Latin America and across much of the globe.  The airlines of the group would operate a fleet of more than 220 aircraft, and have more than 40,000 employees. In 2009 these carriers had combined revenues of US $8.5 billion, carried more than 45 million passengers and carried combined cargo of 832,000 tons.  The Group would be among the leading airline groups in the world in terms of size, profitability and market reach.

The combination is expected to generate annual synergies of approximately US $400 million.  These synergies are expected to come broadly in equal proportion from alignment of the passenger networks, growth in the cargo network (both internationally and in Brazil), and reduced cost.  Management expects that it would be able to implement approximately one third of the synergies within the first year following the close of the transaction and all synergies by the end of the third year.

Employees would benefit from enhanced career opportunities and faster growth as a result of the combination. The scale and diversity of the new carrier would provide more stability and greater financial strength, benefiting all stakeholders. The combined airlines would have more than 200 aircraft scheduled for future delivery, driving growth and increased employment across the region.

Passengers would benefit from an increase in flights, destinations, and connections as a result of this combination. The combined carrier would allow for seamless travel throughout the region and beyond. Frequent flyer program members would be able to earn and redeem miles on more flights, and be able to earn miles through more partners than ever before.

Cargo customers would have access to the most comprehensive cargo network in Latin America - with more capacity, frequency, and destinations than any other carrier. The combined carriers would work quickly to ensure that customers can book, ship and track cargo seamlessly across the expanded network.

Under the MOU, the two companies will now engage in exclusive negotiations towards a binding definitive agreement, which shall be subject to reaching agreement on the final documentation, due diligence, respective corporate and shareholder approvals and actions, and regulatory approvals.  No assurances can be given that a binding definitive agreement will be entered into or that the combination will be completed.

Further information about the transaction can be found at www.latamairlines.com.

Advisors
BTG Pactual is acting as exclusive financial advisor and Turci Attorneys, Machado, Meyer, Sendacz e Opice Advogados, Clifford Chance and Cariola Diez Pérez-Cotapos & Cía. Ltda. are acting as legal advisors to TAM.  JP Morgan Securities Inc. is acting as financial advisor and Claro y Cia., Sullivan & Cromwell LLP and Pinheiro Neto Advogados are acting as legal advisors to LAN.

Conference Call and Webcast
LAN and TAM will host a conference call today, August 13, 2010, at 6:00 p.m. Santiago/ U.S. Eastern/7:00 p.m. Brazil time.  To access this conference, you can dial one of the following telephone numbers and reference conference ID number 94458484:

•	U.S. Participant Dial-In Number: (866) 610-1072
•	International Participant Dial-In Number: 1-973-935-2840
•	Brazil Participant Dial-In Number: 0 800 891 9722
•	Chile Participant Dial-In Number: 1 230 020 6927

In addition, an audio webcast of the call will be available live and will be archived on the investor relations portions of both companies’ Web sites at www.lan.com and www.tam.com.br, respectively, as well as on the joint Web site launched by the companies today, www.latamairlines.com.

A replay of the conference call will be available as soon as practicable following the end of the call and be available until August 27, 2010.  To access the rebroadcast you will need to dial one of the following telephone numbers and reference conference ID number 94458484:

•	U.S. Participant Dial-In Number: (800) 642-1687
•	International Participant Dial-In Number: 1-706-645-9291
•	Brazil Participant Dial-In Number: 0 800 891 6201
•	Chile Participant Dial-In Number: 1 230 020 6914

About LAN
LAN Airlines is a one of the leading passenger and cargo airlines in Latin America.  The company and its affiliates serve over 70 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 70 additional international destinations through its various alliances.  LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean and Ecuadorian domestic markets.

Currently, LAN Airlines and its affiliates operate one of the most modern fleets in the world, with 87 passenger aircraft.  LAN Cargo and its respective affiliates have a fleet of 11 dedicated freighters.  The Company has one the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to environmental protections.

LAN is one of the few Investment Grade airlines in the world (BBB).  The company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for over 10 years.  For information please visit www.lan.com

About TAM
TAM is a member of the Star Alliance, leader in the Brazilian domestic market since 2003 and held a 43.0% domestic market share and 82.7% international market share in July 2010. TAM operates regular flights to 44 destinations throughout Brazil and serves 88 different cities in the domestic market through regional alliances. Operations abroad include TAM’s flights to 18 destinations in the United States, Europe and South America. TAM has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 79 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1167 airports in 181 countries. At the end of July 2010, TAM had a fleet of 143 aircraft, comprising Airbus A340, A330, A321, A320 and A319  aircraft and Boeing models B777 and B767 aircraft, operating approximately 700 domestic and 80 international flights daily. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 7.2 million subscribers and has awarded more than 10.8 million tickets. For information please visit www.tam.com.br.

Forward Looking Statements
This press release contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:
This press release relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN, through Gisela Escobar Koch, at 56-2-565-3944 or by e-mail at gisela.escobar@lan.com, or to TAM through Jorge Helito, at 55-11-5582-9715 or by e-mail at jorge.helito@tam.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2010

LAN AIRLINES S.A.

By:
	/s/	Cristian Toro Cañas
	Name:	Cristian Toro Cañas
	Title:	Senior Vice President and General Counsel